Recur Outdoors, Inc.

Financial Statements

December 31, 2017 and 2016



Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

RECUR OUTDOORS, INC.

Table of Contents



REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Recur Outdoors, Inc.
Newbury, Massachusetts

We have reviewed the accompanying financial statements of Recur Outdoors, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

October 5, 2018
Glen Allen, Virginia

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

RECUR OUTDOORS, INC.

Balance Sheets
December 31, 2017 and 2016

Assets		2017		2016
Current assets:				
Cash	$	143,330	$	49,943
Inventory		201,100		18,966
Other asset		15,000		-
Total current assets		359,430		68,909
Security deposits		2,675		2,675
Investment in related party		50,000		-
Due from stockholder		32,847		32,847
Property and equipment - net		5,817		7,174
	$	450,769	$	111,605

Liabilities and Stockholders' Equity (Deficit)				
Current liabilities:				
Notes payable and other short-term				
debt - current portion, net	$	46,150	$	72,466
Accounts payable		1,419		1,584
Accrued expenses		88,359		53,958
Deferred revenue		114,456		131,600
Total current liabilities		250,384		259,608
Long-term liabilities:				
Warrant liability		24,340		-
Notes payable - net of current portion		97,123		-
Total long-term liabilities		121,463		-
Total liabilities		371,847		259,608
Stockholders' equity (deficit):				
Common stock at $0.000001 par value, 10,000,000				
shares authorized; 6,600,000 shares issued and				
outstanding in 2017 and 6,000,000 shares issued				
and outstanding in 2016		7		6
Additional paid-in capital		249,999		-
Accumulated deficit		(171,084)		(148,009)
Total stockholders' equity (deficit)		78,922		(148,003)
	$	450,769	$	111,605

See report of independent accountants and accompanying notes to financial statements.

RECUR OUTDOORS, INC.

Statements of Operations
Years Ended December 31, 2017 and 2016

	2017	2016
Sales, net	$ 1,250,167	$ 719,643
Cost of sales	649,868	309,906
Gross profit	600,299	409,737
Operating expenses:		
Selling, general, and administrative expenses	293,800	215,352
Salaries and wages	200,266	119,675
Facility expenses	85,484	50,391
Depreciation	9,633	1,198
Total operating expenses	589,183	386,616
Operating income	11,116	23,121
Other expenses (income):		
Interest expense	42,630	15,463
Other miscellaneous income	(8,439)	(4,994)
Total other expenses, net	34,191	10,469
Net (loss) income	$ (23,075)	$ 12,652

See report of independent accountants and accompanying notes to financial statements.

3

RECUR OUTDOORS, INC.

Statements of Changes in Stockholder's Equity (Deficit)
Years Ended December 31, 2017 and 2016

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance January 1, 2016	$ -	$ -	$ (150,661)	$ (150,661)
Issuance of common stock	6	-	-	6
Stockholder distributions	-	-	(10,000)	(10,000)
Net income	-	-	12,652	12,652
Balance December 31, 2016	6	-	(148,009)	(148,003)
Issuance of common stock	1	249,999	-	250,000
Net loss	-	-	(23,075)	(23,075)
Balance December 31, 2017	$ 7	$ 249,999	$ (171,084)	$ 78,922

See report of independent accountants and accompanying notes to financial statements.

RECUR OUTDOORS, INC.

Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net (loss) income	$ (23,075)	$ 12,652
Adjustments to reconcile net (loss) income to net cash from operating activities:		
Depreciation	9,633	1,198
Interest recorded through discount on financing transaction	11,456	-
Interest recorded through accretion of warrant liability	4,057	-
Change in operating assets and liabilities:		
Inventory	(172,134)	(18,966)
Due from stockholder	-	(10,196)
Security deposits	-	(2,675)
Accounts payable	(165)	1,584
Accrued expenses	34,401	(7,940)
Deferred revenue	(17,144)	7,630
Net cash used in operating activities	(152,971)	(16,713)
Cash flows used in investing activities:		
Purchase of property and equipment	(8,276)	(7,033)
Cash flows from financing activities:		
Proceeds from notes payable, net	79,634	60,030
Distribution to stockholders'	-	(10,000)
Proceeds from issuance of common stock	175,000	6
Net cash provided by financing activities	254,634	50,036
Net change in cash	93,387	26,290
Cash, beginning of year	49,943	23,653
Cash, end of year	$ 143,330	$ 49,943
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 31,906	$ 15,463
Noncash transactions:		
Merchandise credit issued for shares of common stock	$ 25,000	$ -
Fair value of stock received in exchange for issuance of common stock in Company	$ 50,000	$ -
Inventory purchased through merchandise credits	$ 10,000	$ -
Discount on financing transactions	$ 17,900	$ -

See report of independent accountants and accompanying notes to financial statements.

RECUR OUTDOORS, INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

    Nature of Business: Recur Outdoors, Inc. (the "Company") was incorporated in the state of Delaware in 2018. The Company previously operated as Postfly, Inc. until it rebranded in 2018 and began operating as Recur Outdoors, Inc. The Company operates a monthly subscription service providing fly fishing gear to customers. The Company also provides various fly fishing items for retail sales to customers.

    Management's Plans: The Company's strategic plan for 2018 is focused on reaching profitability and continuing both paid and organic growth. These objectives will be achieved by expanding and growing the Company's high-margin rod and reel business, along with continued growth of the ecommerce and subscription box business in both fly fishing and conventional fishing segments. The Company believes that the combination of its strategic plan and capital contributions from its Wefunder financing round will enable the Company to continue to grow on its path to become a leader in direct-to-consumer fishing and outdoors segments and to continue as a going concern for a reasonable period of time.

    Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

    Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash in financial institutions with balances that periodically exceed federally insured limits.

    Two suppliers accounted for 34% of purchases at December 31, 2017 and one supplier accounted for 40% of purchases at December 31, 2016.

    Inventory: Inventory consists of finished fly fishing gear. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2017 and 2016.

1.   **Summary of Significant Accounting Policies, Continued:**

Cost Method Investment: The Company accounts for investments in entities in which it has less than majority control and cannot exercise influence, by the cost method. The Company's share of net accumulated earnings distributed by the investee is recorded as earned as other miscellaneous income included on the accompanying statements of operations. Dividends in excess of earnings are recorded as a return of the investment and reduction in the carrying value of the investment.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is one to three years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Stock Warrants: The Company accounts for the stock warrants under ASC 810, as an obligation to issue a variable number of shares. In accordance with this guidance, a financial instrument with an obligation that may be settled by issuing a variable number of its shares shall be classified as a liability. The Company has elected to value the warrants at its intrinsic value. The warrant liability is adjusted to its intrinsic value at each reporting date, with and changes adjusted through the statements of operations.

Barter Transactions: The Company enters into non-cash transactions for the exchange of goods and equity in the operations of its business. These transactions are recorded at the fair value of the consideration exchanged.

Revenue Recognition: The Company recognizes revenue from monthly subscription box fees in the period in which those goods are provided. Amounts collected for monthly subscription fees in advance of the goods being provided are recorded as deferred revenue and recognized when earned. Revenue from retail sales are recognized when title and risk of loss pass to the customer, which is generally upon shipment. Revenue is recorded net of discounts.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $116,054 for 2017 and $127,480 for 2016.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

2. **Investment in Related Party:**

At December 31, 2017 the Company owned a 10% interest in Siam Fly Co. LTD. Siam Fly Co. LTD is an entity that manufactures fly fishing gear. The Company accounts for investments in entities in which it has less than majority control and cannot exercise influence, by the cost method. The Company's share of income or loss of the investee is recorded as earned as other miscellaneous income included on the accompanying statements of operations.

3. **Property and Equipment:**

Property and equipment consisted of the following at December 31:

		2017		2016
Leasehold improvements	$	11,282	$	3,005
Machinery and equipment		5,367		5,367
		16,649		8,372
Less - accumulated depreciation		10,832		1,198
	$	5,817	$	7,174

Depreciation expense was $9,633 for 2017 and $1,198 for 2016.

4. **Notes Payable and Short-Term Debt:**

The Company entered into a promissory note with an individual in May 2017 for the principal amount of $125,000. The note bears interest at 8.0% per annum with principal and accrued interest payable starting eighteen months after the initial issuance. Beginning in November 2017, monthly installment payments of unpaid principal and accrued interest are to be paid until the note matures in April 2021. The balance of the note was $125,000 at December 31, 2017. The note is offset by the remaining discount related to the warrant totaling $20,283 (see Note 6). The note is secured by substantially all assets of the Company.

The Company entered into a series of loan agreements with a financial institution. Each loan has a term that ranges from six to twelve months with principal amounts ranging from $5,700 to $15,000. The loans bear interest ranging between 14% and 15%. The balance on the notes was $15,250 at December 31, 2017 and $17,408 at December 31, 2016.

The Company entered into a promissory note with a private lender in April 2016 for the principal amount of $75,000. The note bore interest at the lowest applicable federal rate per annum, calculated daily (0.74% at December 31, 2016). The note was to be paid in full no later than five years from the date of the agreement. The remaining balance was $55,058 at December 31, 2016. The note was paid in full during 2017. See Note 5.

4. **Notes Payable and Short-Term Debt, Continued:**

During 2017, the Company entered into an agreement with a financing company for the sale of future receipts. The Company sold future receipts with a value of $81,900, for a total purchase price of $64,000 with the corresponding $17,900 discount being recorded against the outstanding principal amount of the loan in the accompanying balance sheets. Interest recognized related to this financing agreement was $11,456 during 2017. The agreement calls for a maximum weekly collection amount by the purchaser of $1,050 over an eighteen month period. The outstanding balance on this agreement was $23,306 at December 31, 2017, net of the $6,444 remaining discount.

The principal payment requirements on existing debt at December 31, 2017 are as follows:

Year		Amount
2018	$	52,594
2019		47,747
2020		51,710
2021		17,949
		170,000
Less remaining warrant discount		(20,283)
Less prepaid financing costs		(6,444)
	$	143,273

5. **Revenue Sharing:**

During 2016, the Company was a participant in an accelerator program focusing on mentorship, growth, and expansion of the business. In consideration for the participation in the accelerator program, the Company entered into a promissory note agreement with the sponsor of the accelerator program for $75,000 (see Note 4). The Company agreed to pay the accelerator sponsor a 6% revenue sharing fee on the Company's revenue through June 2019. This revenue sharing fee was first to be applied to the outstanding principal and accrued interest balance of the promissory note, until paid in full, and then as a revenue sharing payment to the sponsor of the accelerator program. The Company paid $44,443 during 2017 and $10,553 in 2016 related to the revenue sharing agreement. At December 31, 2017 and 2016, there was revenue sharing fees accrued totaling $41,856 and $9,389, respectively, include in accrued expenses on the accompanying balance sheets.

6. **Warrants:**

In accordance with a promissory note agreement signed in 2017, the lender is entitled to receive warrants to purchase shares of common stock with an exercise price of $0.01 per share in an amount equal to $25,000 and valid through April 2023. Due to the Company's obligation to issue a variable number of shares, these warrants have been recorded as a liability based on the intrinsic value of the warrants at the date of issuance. The Company recorded a warrant liability of $24,340 at December 31, 2017. A total of $4,057 of this liability had been accreted to interest expense during 2017. No warrants were exercised in 2017.

7. **Stockholders' Equity:**

Pursuant to its articles of incorporation, the Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.000001 per share. The holder of each share of common stock is entitled to one vote. At December 31 2017 and 2016, there were 6,600,000 and 6,000,000 shares issued and outstanding, respectively.

During 2016, the Company issued 6,000,000 shares of common stock at its par value to the founders of the Company.

During 2017, the Company issued 600,000 shares of common stock in exchange for consideration totaling $250,000. The Company issued these shares to one of its primary suppliers. The consideration provided to the Company for these shares was made up of $175,000 in cash, $25,000 in manufacturer credits, and $50,000 worth of shares totaling 10% equity in the supplier's company (see Note 2).

8. **Income Taxes:**

The Company has U.S. and state net operating loss carry forwards of approximately $23,178 at December 31, 2017, available to offset future taxable income in the U.S. which begin to expire in 2035.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

9. **Leases:**

During 2016, the Company leased two locations under a non-cancelable operating lease agreement on a month-to-month basis. Monthly rent expense was $2,200. The total rent expense related to these locations was $19,800 for 2016. The lease called for a deposit totaling $2,200 at December 31, 2016. The Company did not renew the lease effective October 2016.

RECUR OUTDOORS, INC.

Notes to Financial Statements, Continued

9. **Leases, Continued:**

The Company leases two adjoining locations under various non-cancelable operating lease agreements with expiration dates of 2021 and 2022. Monthly rent expense is $1,650 per location with annual 3% escalations. The total rent expense related to these locations was $36,148 for 2017 and $22,825 for 2016. The straight line rent effect is considered immaterial to the financial statements as a whole. The leases call for deposits totaling $3,300 at December 31, 2017 and $1,650 at December 31, 2016.

Minimum future payments under non-cancellable operating leases at December 31, 2017 are as follows:

Year	Amount
2018	$ 40,842
2019	42,067
2020	43,329
2021	37,033
2022	1,857
	$ 165,128

10. **Related Party Transactions:**

The Company has $32,847 included as due from related party on the accompanying balance sheet at December 31, 2017 and 2016. This amount represents a loan to a shareholder of the Company expected to begin being repaid in 2019. This amount does not have formal repayment terms and is not accruing interest income.

The Company and one of its major suppliers share a 10% ownership in each of their respective businesses. The Company purchased approximately $98,000 and $97,000 of inventory from this supplier during 2017 and 2016, respectively. See Note 5 and Note 7 for additional disclosure information.

11. **Subsequent Events:**

Management has evaluated subsequent events through October 5, 2018, the date the financial statements were available for issuance, and has determined that other than disclosed below, no additional disclosures are necessary.

Effective May 1, 2018, the Company implemented an equity incentive plan. The Company is authorized to issue up to 650,000 shares under this plan. As of the date of this report, 126,665 options to purchase shares were issued and 66,667 shares were vested.